March 10, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler

Re:	Cerulean Pharma Inc.
Confidential Draft Registration Statement on Form S-1
Submitted January 30, 2014
CIK No. 0001401914

Ladies and Gentlemen:

On behalf of Cerulean Pharma Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 26, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

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Response:	The Company acknowledges the Staff’s comment and will provide all exhibits as soon as possible.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	In response to the Staff’s request, the Company is providing to the Staff on a supplemental basis copies of all of the written materials that have been presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). Such materials were only made available for viewing by such potential investors during the Company’s presentation, and potential investors did not retain copies of the materials. The Company further advises the Staff that, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has published or distributed a research report about the Company in reliance upon Section 2(a)(3) of the Securities Act.

3.	We note that you submitted a confidential treatment request on January 31, 2014. We will provide any comments on your confidential treatment request and the related disclosure in a separate comment letter.

Response:	The Company acknowledges the Staff’s comment.

Prospectus Summary – Our Pipeline, page 2

4.	Please expand your disclosure to describe briefly the primary endpoint that was met in the first part of your two-part Phase 2 open-label IST of CRLX101 for relapsed ovarian cancer.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

5.	Please expand your disclosure to explain briefly what “neoajudivant” means the first time you use this term in the prospectus.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 11, 62 and 86 of the Registration Statement.

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Risks Associated with Our Business, page 3

6.	Please expand the second bullet point in this section to describe the limitations on your ability to secure additional debt financing posed by the restrictions in your loan and security agreement with Lighthouse Capital.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

7.	Please expand the second-to-last bullet point in this section to describe briefly the risk that your reliance on third party, investigator sponsored trials could, depending on the conduct of such third parties, jeopardize the validity of the clinical data generated and adversely affect your ability to obtain marketing approval from the FDA or similar regulating bodies in other jurisdictions.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 30-31 of the Registration Statement.

8.	Please expand the last bullet point in this section to describe the risks posed by the fact that several of your material patents are licensed from third parties rather than owned directly by you.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

Risk Factors

Risks Related to our Financial Position and Need for Additional Capital, page 10

9.	Please expand the third risk factor in this section to discuss the going concern uncertainty reflected in the audit opinion issued by Deloitte.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement.

“Clinical drug development involves a lengthy and expensive process…” page 16

10.	We note your disclosure on page 110 that you may seek to conduct clinical trials outside of the United States. Please revise your disclosure to expand this risk factor or include a separate risk factor that highlights this disclosure and discusses any risks the Company may face as a result of conducting clinical trials outside of the United States without an active IND approved by the FDA. For example, you should discuss the possibility that the FDA may not accept the results of such trials and how such lack of acceptance could affect the regulatory approval process.

Securities and Exchange Commission March 10, 2014 Page 4

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 18-19 of the Registration Statement.

“Our future success depends on our ability to retain key executives…” page 44

11.	Please expand this risk factor to identify your key employees other than Dr. Fetzer.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Contingent Liabilities, page 69

12.	You disclose that contracts with contract research organization are not included in the table of contractual obligations and commitments because they are cancellable contracts. The contracts with CROs appear to be required in your research and development and appear to meet the definition of purchase obligations. Please revise your disclosure to include any contracts with CROs or other vendors that meet the definition of purchase obligations. As noted in Item 303(a)(5) of Regulation S-K the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations.

Response:	As of December 31, 2013, the Company did not have any agreements with contract research organizations or any other agreements that it believes contain purchase obligations. With respect to the Company’s agreements with contract research organizations and clinical trial sponsors, the Company can elect to discontinue work under such agreements at any time with notice, and such agreements do not contain minimum purchase amounts. As a result, the Company is not obligated to purchase goods or services under such agreements. The Company has revised the disclosure on page 72 of the Registration Statement to clarify that certain agreements are not included in the table of contractual obligations because they do not contain purchase obligations.

Critical Accounting Policies and Use of Estimates

Stock-based Compensation, page 71

13.	Please provide us a discussion of each significant factor contributing to the difference, to the extent that it is significant, between the common stock fair value as of the most recent valuation date and the estimated IPO price.

Response:	The Company acknowledges the Staff’s comment. Once the Company discloses an estimated offering price range, it will quantitatively and qualitatively disclose

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each significant factor contributing to the difference between its most recent valuation and the estimated offering price. The Company has already disclosed the significant factors contributing to differences between each of the previous valuations.

Business, page 84

14.	Please expand your disclosure to briefly explain what investigator sponsored trials are, how this arrangement differs from other clinical trial models, and give a general outline of the typical relationship between a company and its investigator sponsor. In addition, please describe the material terms of each of your arrangements with the investigator sponsors of your trials, including your arrangements with the University of Pennsylvania, Massachusetts General Hospital, and UNC Chapel Hill. In your revised disclosure, please describe:

•	the nature and scope of any intellectual property transferred or licensed;

•	each party’s material rights and obligations;

•	the duration of agreement and any termination provisions; and

•	any material payment provisions.

In addition, please file a copy of each of these agreements as an exhibit to your registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 130-131 of the Registration Statement to provide an explanation of investigator sponsored trials and how such arrangements differ from other clinical trial models and a summary of the terms of the Company’s agreements with its investigator sponsors, which terms the Company believes are customary and standard.

In addition, the Company advises the Staff that it has considered Item 601(b)(10) of Regulation S-K and believes that the agreements with its investigator sponsors are not material contracts as defined in Item 601(b)(10). Item 601(b)(10) provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company is a biopharmaceutical company and, as part of the ordinary course of its business, it conducts, and relies on third parties to conduct,

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clinical trials of its product candidates. As part of its ordinary course of business, the Company has entered into, and plans to continue to enter into, agreements with respect to its clinical trials, including agreements with investigators and clinical research organizations, and considers these agreements to be ones that ordinarily accompany the kind of business conducted by the Company.

In considering the materiality of its clinical trial related agreements, including its investigator sponsored trial agreements, the Company considers several factors, including the impact on the Company’s business of a termination of the agreement, the obligations of the Company under the agreement and the amount and timing of payments required under the agreement. Based on its analysis of each of its investigator sponsored trial agreements, the Company has concluded that each such agreement was made in the ordinary course of the Company’s business and that its business is not currently substantially dependent on any such agreement. Accordingly, the Company has not filed such agreements as exhibits or separately described the terms of each such agreement.

Product Pipeline

CRLX101 Clinical Development, page 98

15.	Please expand your description of each of the completed clinical trials of CRLX101 to disclose, if you have not already done so, the specific clinical endpoints of such trials and the extent to which actual results compared to these endpoints. In addition, if any of the trials were designed to test for statistical significance, please disclose whether statistical significance was observed, provide the relevant p-values for your results and include an explanation in layman’s terms of p-values generally. If statistical significance was not demonstrated, please explain why.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

In addition, the Company advises the Staff that, with respect to each completed clinical trial of CRLX101 for which the protocol contained clinical endpoints, it has disclosed in the Registration Statement such endpoints and whether such endpoints were achieved with statistical significance. With respect to the Phase 1/2a CRLX101 clinical trial, the protocol contained objectives as opposed to endpoints and was not designed to measure statistical significance. The Company has revised the disclosure on page 101 of the Registration Statement to state the primary objectives for this Phase 1/2a clinical trial and the achievement of such objectives.

CRLX101 Phase 1/2a Clinical Trial, page 98

16.	Please expand your discussion of your Phase 1/2a clinical trial to describe any excessive toxicity or treatment-related adverse events that resulted in the death of any patients in the Phase 2a cohort.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

CRLX301 Preclinical and IND-Enabling Data, page 109

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17.	Please expand your description of your preclinical trials of CRLX301 in animal models to discuss the statistical significance of your results, including mention of p-values.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement.

18.	Please also expand your description of your preclinical trials of CRLX301 on page 109:

•	to state whether and to what extent the results of the mouse xenograft model described and illustrated in the graphs on page 109 are representative of the other studies and models discussed; and

•	to disclose the size of the PK rat circulation study and the toxicology studies in rats and dogs.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 114 and 115 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-5

19.	Please revise your financial statement to disclose the dollar amount per share of each issuance as required by ASC 915-215-45-1b.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-5 and F-6 of the Registration Statement.

3. Net Loss Per Share Attributable to Common Stockholders, page F-13

20.	Refer to the reconciliation of the denominator for the pro forma loss per share in the table on page F-14. We cannot locate where you make an adjustment to give effect of the conversion of convertible notes payable in arriving at the pro forma weighted-average number of shares outstanding. Please explain.

Response:	The Company advises the Staff that the adjustment to give effect of the conversion of the convertible notes payable in arriving at the pro forma weighted-average number of shares outstanding is included in the adjusted shares. The Company has clarified the disclosure on page F-13 accordingly.

Securities and Exchange Commission March 10, 2014 Page 8

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6982 or electronically at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Oliver S. Fetzer, Ph.D.
Christopher D. T. Guiffre